UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: September 30, 2002
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Biokeys Pharmaceuticals, Inc.
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Full Name of Registrant

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Former Name if Applicable

9948 Hibert St., Suite 100
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Address of Principal Executive Office (Street and Number)

San Diego, CA 92131
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 9, 2002, the Registrant's Chief Executive Officer made an emergency personal trip to attend to a close relative that had suffered a heart attack. Since November 9, 2002, the Registrant's Chief Executive Office has not been available to review financial statements with the Registrant's Chief Financial Officer and the Registrant's outside auditors or to review the draft Form 10-QSB and sign the required certifications under the Sarbanes-Oxley Act of 2002.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Francis W. Sarena, Esq.                415                 393-2295
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that there will be a significant change in quarterly and nine-month results from the corresponding periods in 2001, reflected in the earnings statement to be included in the subject report. It is estimated that the operating loss for the nine-months ended September 30, 2002 will be approximately $(2,115,000) compared with an operating loss of $(7,823,311) for the same period in 2002, due primarily to the elimination, after December 31, 2001, of goodwill amortization expense of $1,902,367 per quarter included in the prior year's results, plus a reduction in research and development expense partially offset by an increase in interest expense.

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                      Biokeys Pharmaceuticals, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date    11/14/02                              By  /s/ Warren C. Lau
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                                                   Warren C. Lau, President